Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended
	March 31,
	2004	2003
Basic:
Average shares outstanding	6,853,311	6,859,488
Net income	$6,191,341	$5,458,387
Per share amount	$0.90	$0.80
Diluted:
Average shares outstanding	6,853,311	6,859,488
Net effect of dilutive stock options -
based on the treasury stock method
using average market price	95,070	83,953
Diluted shares	6,948,381	6,943,441
Net income	$6,191,341	$5,458,387
Per share amount	$0.89	$0.79

Note: Antidilutive stock options totaling 5,000 and 16,000 shares were not included in the calculation of diluted earnings per share for the periods ended March 31, 2004 and 2003, respectively.